CASTELLUM

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

07028975

SEC MAIL PROCESSING
RECEIVED
DEC 2 6 2007
WASH, D.C. 161 SECTION

Göteborg, December 18, 2007

SUPPL

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Release:

Press Release 15/2007, Castellum invests SEKm 169

Very truly yours,

PROCESSED
JAN 1 8 2008
THOMSON
FINANCIAL

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

PRESS RELEASE 15/2007

Gothenburg, December 3, 2007

Castellum invests SEKm 169

Castellum has through wholly owned subsidiaries decided on new constructions for SEKm 98 and acquired 4 commercial properties for SEKm 71

After signing a new lease, Fastighets AB Brostaden has started a new construction project of a full-service facility for sales and service of cars. The property is located in Smista Allé, Stockholm. The lettable area amounts to approx. 4,800 sq.m. and the investment is calculated to SEKm 60. The project is planned to be completed in the autumn of 2008. Further, Brostaden has started new construction of a parking facility in order to meet demands from the planned as well as present cars service facilities. The parking facility will be a five-story building with a total area of approx. 7,800 sq.m. and an estimated 300 parking lots. The investment is calculated to SEKm 38.

Fastighets AB Brostaden has acquired a warehouse and industrial property for SEKm 24 of which SEKm 4 refers to deferred nominal tax liability since the property was acquired as a company acquisition. The property is located in Stockholm and has a lettable area of approx. 4,000 sq.m. The location is nearby Spånga centre and offers good means of communication with commuter train and a number of bus lines. The property is in principle fully let. A contract has been signed and the transaction has been closed.

Aspholmen Fastigheter AB has acquired an office property in Fyrislund, Uppsala for SEKm 27 of which SEKm 6 refers to deferred nominal tax liability since the property was acquired as a company acquisition. The lettable area amounts to approx. 2,200 sq.m. The property is fully let. A contract has been signed and the transaction has been closed.

Fastighets AB Briggen has acquired an industrial property of approx. 1,100 sq.m. for SEKm 13 of which SEKm 3 refers to deferred nominal tax liability since the property was acquired as a company acquisition. The property is located in Fosie industrial area in the southern parts of Malmö, close to the inner and outer highways. The property is in principle fully let. A contract has been signed and the transaction has been closed.

Fastighets AB Corallen has acquired an office property in Linköping for SEKm 7. The property is located in Mjärdevi Science Park. In addition to the existing lettable area of approx. 600 sq.m. there is an unutilized building permission of approx. 2,000 sq.m. The property is fully let. A contract has been signed and the transaction has been closed.

*On **www.castellum.se** names and addresses on acquired properties are published.*

Castellum AB (publ) discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 3.45 pm on December 3, 2007.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 27 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange in Stockholm.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56
Henrik Saxborn, Deputy CEO, phone +46 31 60 74 50 / mobile + 46 706-94 74 50

END